

October 20, 2014

Via E-mail
Mr. Jason Williams
Chief Accounting and Financial Officer
Forcefield Energy, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167

    RE: **ForceField Energy, Inc.**
                Form 10-K for the Year Ended December 31, 2013
                Filed April 15, 2014
                Form 10-Q for the Period Ended June 30, 2014
                Filed August 19, 2014
                Definitive Proxy Statement
                Filed April 30, 2014
                Response dated October 10, 2014
                File No. 1-36133

Dear Mr. Williams:

      We have reviewed your response letter dated October 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business, page 3

Primary Target customers and Current Initiatives in Process, page 7

1.   We note that in response to comment 6 of our letter dated September 12, 2014, you state that the agreements with two of the top ten banks to provide third party financing are non-binding and contain no performance obligations, nor are they in writing. It thus

appears that disclosure about the third party financing program is overstated. In future filings and to the extent applicable, please ensure that you clearly disclose that these "agreements" are not binding, contain no performance, obligations, and are not in writing, as well as identify the banks you have these "agreements" with, and which third-party broker will be arranging the financing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Liquidity and Capital Resources, page 23</u>

2. In response to comment 3 of our letter dated September 12, 2014, you state among other things, that "we believe we have adequate resources on hand to meet our cash requirements for the foreseeable future." You neither state how long your current cash position can sustain your operations, nor address how you will be able to raise new capital, which was the sole source of funding for your operations for the last two fiscal years. Please further expand your supplemental disclosure to address our prior comment three in full.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief